# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LINCOLN EDUCATIONAL SERVICES CORP, CIK 0001286613
CUSIP: 533535100
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 14 Sylvan Way, Suite A, Parsippany, New Jersey (NJ), 07054
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0001214659-24-019881
Filed by CIK 0001794034
Persons authorized to receive notices and communications: John A. Bartholdson, Juniper Investment Company, LLC, 555 Madison Avenue, 24 Floor, New York, New York (NY), 10022, 212-339-8500

## Reporting persons
- Juniper Targeted Opportunity Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,363,311; shared voting power 0; sole dispositive power 2,363,311; shared dispositive power 0; aggregate amount beneficially owned 2,363,311 (7.5% of the class)
- Juniper HF Investors II, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,363,311; sole dispositive power 0; shared dispositive power 2,363,311; aggregate amount beneficially owned 2,363,311 (7.5% of the class)
- Juniper Targeted Opportunities, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 150,000; shared voting power 0; sole dispositive power 150,000; shared dispositive power 0; aggregate amount beneficially owned 150,000 (0.5% of the class)
- Juniper Targeted Opportunity Investors, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 150,000; sole dispositive power 0; shared dispositive power 150,000; aggregate amount beneficially owned 150,000 (0.5% of the class)
- Juniper Investment Company, LLC (CIK 0001794034): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,513,311; sole dispositive power 0; shared dispositive power 2,513,311; aggregate amount beneficially owned 2,513,311 (8% of the class)
- Alexis P. Michas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 246,319; shared voting power 2,513,311; sole dispositive power 246,319; shared dispositive power 2,513,311; aggregate amount beneficially owned 2,759,630 (8.8% of the class)
- John A. Bartholdson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 203,315; shared voting power 2,513,311; sole dispositive power 203,315; shared dispositive power 2,513,311; aggregate amount beneficially owned 2,716,626 (8.6% of the class)
  Comment: This Amendment No.7 (the "Amendment") to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D Amendment No.6 filed with the Securities and Exchange Commission by the Reporting Persons on December 2, 2024 (the "Schedule 13D/A No.6"), with respect to the Common Stock, no par value per share of Lincoln Educational Services Corporation (the "Issuer"). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value per share
Name of issuer: LINCOLN EDUCATIONAL SERVICES CORP
Address of issuer's principal executive offices: 14 Sylvan Way, Suite A, Parsippany, New Jersey (NJ), 07054
Comment: This Amendment is being filed to report a decrease in the Reporting Persons' beneficial ownership percentage due to the sale of Shares by the Reporting Persons. The Reporting Persons beneficially own an aggregate of 2,962,945 Shares the "Subject Shares").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by:

(i) Juniper Targeted Opportunity Fund, L.P., a Delaware limited partnership ("Juniper Fund").

(ii) Juniper HF Investors II, LLC, a Delaware limited liability company and the general partner of Juniper Fund ("Juniper HF II").

(iii) Juniper Targeted Opportunities, L.P., a Delaware limited partnership ("Juniper Targeted Opportunities").

(v) Juniper Targeted Opportunity Investors, LLC, a Delaware limited liability company and the general partner of Juniper Targeted Opportunities ("Juniper TO").

(vi) Juniper Investment Company, LLC, a Delaware limited liability company and the investment advisor to Juniper Fund and Juniper Targeted Opportunities ("Juniper Investment Company").

(vii) Alexis P. Michas, as a managing member of each of Juniper HF II, Juniper TO, and Juniper Investment Company; and

(viii) John A. Bartholdson, as a managing member of each of Juniper HF II, Juniper TO, and Juniper Investment Company
Residence or business address: 555 Madison Avenue, 24th Floor, New York, New York 10022
Present principal occupation or employment: The principal business of each of Juniper Fund and Juniper Targeted Opportunities is to invest in the capital stock of various companies. The principal business of Juniper HF II is to serve as the general partner of Juniper Fund. The principal business of Juniper TO is to serve as the general partner of Juniper Targeted Opportunities. Juniper Investment Company provides investment advisory, and management services and acts as the investment manager of Juniper Fund and Juniper Targeted Opportunities. Each of Messrs. Michas and Bartholdson serves as managing member of Juniper HF II, Juniper TO, and Juniper Investment Company.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Messrs. Michas and Bartholdson is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following information:
As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Items 1 and 5.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following information.
Between December 3, 2024, and March 3, 2025, Juniper Targeted Opportunities, L.P. sold 450,878 shares at an aggregate sale price of approximately $7,839,305, which excludes brokerage commissions, in the open market.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

The percentages of ownership indicated in this Schedule 13D are calculated based on 31,479,167 Shares reported as outstanding as of November 12, 2024 (the "Record Date"), in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, as filed with the United States Securities and Exchange Commission on November 12, 2024.

As of the date of this Schedule 13D, the Reporting Persons collectively held an aggregate of 2,962,945 Shares, constituting approximately 9.4% of the Issuer's outstanding Shares as of the Record Date. As of the date of this Schedule 13D, each Reporting Person may be deemed to have direct beneficial ownership of the Shares as follows:

(i) Juniper Fund beneficially owned 2,363,311 Shares, constituting approximately 7.5% of the Issuer's outstanding Shares as of the Record Date.

(ii) Juniper Targeted Opportunities beneficially owned 150,000 Shares, constituting approximately 0.5% of the Issuer's outstanding Shares as of the Record Date.

(iii) Juniper HF II, as the general partner of Juniper Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 2,363,311 Shares held by Juniper Fund, constituting approximately 7.5% of the Issuer's outstanding Shares as of the Record Date. Juniper HF II disclaims beneficial ownership of such Shares for all other purposes.

(iv) Juniper TO, as the general partner of Juniper Targeted Opportunities, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 150,000 Shares held by Juniper Targeted Opportunities, constituting approximately 0.5% of the Issuer's outstanding Shares as of the Record Date. Juniper TO disclaims beneficial ownership of such Shares for all other purposes.

(v) Juniper Investment Company, as the investment advisor of Juniper Fund and Juniper Targeted Opportunities, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) the 2,513,311 Shares collectively and directly held by each of Juniper Fund and Juniper Targeted Opportunities, constituting approximately 8.0% of the Issuer's outstanding Shares as of the Record Date. Juniper Investment Company disclaims beneficial ownership of such Shares for all other purposes.

(vi) Mr. Michas, as the managing member of Juniper HF II, Juniper TO, and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 2,513,311 Shares held by Juniper Fund, Juniper Targeted Opportunities, and Juniper Investment Company, constituting approximately 8.0% of the then outstanding Shares. Mr. Michas disclaims beneficial ownership of such Shares for all other purposes. Mr. Michas beneficially owned 246,319 Shares, constituting approximately 0.8% of the Issuer's outstanding Shares as of the Record Date.

(vii) Mr. Bartholdson, as the managing member of Juniper HF II, Juniper TO, and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 2,513,311 Shares held by Juniper Fund, Juniper Targeted Opportunities, and Juniper Investment Company, constituting approximately 8.0% of the then outstanding Shares. Mr. Bartholdson disclaims beneficial ownership of such Shares for all other purposes. Mr. Bartholdson beneficially owned 203,315 Shares, constituting approximately 0.6% of the Issuer's outstanding Shares as of the Record Date.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Juniper Fund and Juniper Targeted Opportunities has the sole power to vote or direct their respective vote of 2,363,311 and 150,000 Shares and the sole power to dispose or direct the disposition of such Shares. Juniper HF II, Juniper TO, Juniper Investment Company and each of Messrs. Michas and Bartholdson may be deemed to share with Juniper Fund and Juniper Targeted Opportunities, as applicable, the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares. Each of Messrs. Michas and Bartholdson has the sole power to vote or direct their respective vote of 246,319 and 203,315 Shares and the sole power to dispose or direct the disposition of such Shares.
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A attached hereto and incorporated by reference.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The response to Item 3 is incorporated herein by reference.
Except as described in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Indemnification Agreement

In connection with the appointment of Mr. Bartholdson to the board of directors of the Issuer, Mr., Bartholdson entered into an Indemnification Agreement, dated as of November 14, 2019, with the Issuer pursuant to which the Issuer provided indemnification and insurance coverage to Mr. Bartholdson as director of the board of director of the Issuer.
References to and the description of the Indemnification Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Indemnification Agreement, which is incorporated by reference to Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on November 22, 2019.

Exhibit B: Joint Filing Agreement

A Joint Filing Agreement (incorporated by reference herein to Exhibit B of the Schedule 13D Amendment No.1 filed by the Reporting Persons on December 1, 2022).

Exhibit C: Schedule of Transactions

## Signatures
- Juniper Targeted Opportunity Fund, L.P.: /s/ John A. Bartholdson, Managing Member of its General Partner, Juniper HF Investors II, LLC (03/04/2025)
- Juniper HF Investors II, LLC: /s/ John A. Bartholdson, Managing Member (03/04/2025)
- Juniper Targeted Opportunities, L.P.: /s/ John A. Bartholdson, Managing Member of its General Partner, Juniper Targeted Opportunity Investors, LLC (03/04/2025)
- Juniper Targeted Opportunity Investors, LLC: /s/ John A. Bartholdson, Managing Member (03/04/2025)
- Juniper Investment Company, LLC: /s/ John A. Bartholdson, Managing Member (03/04/2025)
- Alexis P. Michas: /s/ Alexis P. Michas, Alexis P. Michas (03/04/2025)
- John A. Bartholdson: /s/ John A. Bartholdson, John A. Bartholdson (03/04/2025)